NEOLINK WIRELESS CONTENT, INC.

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2006,

DECEMBER 31, 2005 AND

DECEMBER 31, 2004

TOGETHER WITH THE

ACCOUNTANTS' COMPILATION REPORT

GILDERMAN &
COMPANY, INC.
AN ACCOUNTANCY CORPORATION

To the shareholders of Neolink Wireless Content, Inc.:

We have compiled the accompanying balance sheet of Neolink Wireless Content, Inc. (a Nevada corporation) as of September 30, 2006, December 31, 2005 and December 31, 2004 and the related statement of operations for the nine months ended September 30, 2006 and the year ended December 31, 2005 and for the period from inception (March 1, 2004) through December 31, 2004 in accordance with Statement of Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures and the statement of cash flows required by generally accepted accounting principles. If the omitted disclosures and the statement of cash flows were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

We are not independent with respect to Neolink Wireless Content, Inc.

Gilderman & Company, AAC

GILDERMAN & COMPANY, AAC

November 17, 2006
Encino, California

16633 Ventura Boulevard • Suite 711 • Encino, California 91436
Telephone: 818.906.8495 • FAX: 818.906.8494

Neolink Wireless Content, Inc.
Balance Sheet
(Unaudited)

	December 31, 2004	December 31, 2005	September 30, 2006
ASSETS			
Current assets:			
Cash	$ 2,484	$ 5,146	$ 24,360
Accounts receivable	-	-	413
Due from shareholder	2,000	2,000	-
Total current assets	4,484	7,146	24,773
Fixed assets, net			
Computers	3,173	7,516	7,516
Accumulated Depreciation	(1,666)	(3,138)	(4,638)
	1,507	4,378	2,878
Intangible assets, net			
Trademarks	-	3,605	4,255
Accumulated Amortization	-	(601)	(781)
	-	3,004	3,474
	$ 5,991	**$ 14,528**	**$ 31,125**
LIABILITIES AND SHAREHOLDERS EQUITY			
Current liabilities			
Accounts payable	$ 26,312	$ 13,828	$ 7,253
Shareholders equity			
Common stock, $.001 par value			
10,000,000 authorized and 5,000,000 outstanding as of September 30, 2006	5,000	5,000	5,000
Additional paid in capital	38,572	32,572	51,972
Retained deficit	(63,893)	(36,872)	(33,100)
Total shareholders equity (deficit)	(20,321)	700	23,872
	$ 5,991	**$ 14,528**	**$ 31,125**

See accountants' compilation report

Neolink Wireless Content, Inc.
Statement of Operations
(Unaudited)

	For the period from inception (March 1, 2004) through December 31, 2004	2005	For the nine months ended September 30, 2006
Revenues, net	$ 37,278	$ 165,620	$ 101,175
Cost of goods sold			
Crew	2,200	-	-
Talent	28,650	29,150	6,600
Wire service	17,400	28,640	19,310
Writers	6,700	7,875	-
	54,950	65,665	25,910
Gross profit (loss)	(17,672)	99,955	75,265
Operating expenses:			
Licenses and permits	250	-	-
Amortization	-	601	180
Automobile	-	-	2,223
Bank service charges	167	240	138
Computer	-	1,775	162
Consulting	24,500	38,650	11,000
Depreciation	1,666	1,472	1,500
Design	-	500	-
Editorial services	-	-	2,920
Filing fees	3,255	125	-
Internet	-	660	5,752
Messenger	-	-	173
Office	3,530	2,175	954
Miscellanous	335	-	-
Professional fees	4,720	19,418	35,889
Promotions	1,639	-	-
Public relations	-	-	1,500
Repairs	-	-	1,226
Research	-	32	-
Technical support	-	5,367	5,053
Telephone	-	-	2,041
Travel and entertainment	3,859	1,119	2,282
Web hosting	2,300	-	(2,300)
	46,221	72,134	70,693
Net income (loss) before provision for income taxes	(63,893)	27,821	4,572
Provision for income taxes	-	800	800
Net income (loss)	**$ (63,893)**	**$ 27,021**	**$ 3,772**

See accountants' compilation report